UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934*

China Marine Food Group Limited
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

16943R106
(CUSIP Number)

January 20, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed

[   ]           Rule 13d-1(b)
[X]           Rule 13d-1(c)
[   ]           Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	16943R106

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only) Jayhawk Private Equity Fund, L.P. (20-5004931)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,175,454*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,175,454*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,175,454* (see Item 4)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES (See Instructions) [ ] Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.6%**
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN
* Includes 1,955,241 shares of common stock, par value $0.001 per share, and 220,213 convertible securities that are convertible into common stock, par value $0.001 per share, within 60 days of the filing of this report.
** Based on 28,393,650 outstanding shares of common stock, par value $0.001 per share, as reported by China Marine Food Group Limited on its Form 10-K filed on March 22, 2010.

CUSIP No.	16943R106

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only) Jayhawk Private Equity Co-Invest Fund, L.P. (20-5249125)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 139,290*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 139,290*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 139,290* (see Item 4)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES (See Instructions) [ ] Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.5%**
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN
* Includes 125,633 shares of common stock, par value $0.001 per share, and 13,657 convertible securities that are convertible into common stock, par value $0.001 per share, within 60 days of the filing of this report.
** Based on 28,393,650 outstanding shares of common stock, par value $0.001 per share, as reported by China Marine Food Group Limited on its Form 10-K filed on March 22, 2010.

CUSIP No.	16943R106

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only) Jayhawk Private Equity GP, L.P. (20-5005219)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,314,744*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,314,744*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,314,744* (see Item 4)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES (See Instructions) [ ] Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.1%**
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN
* Includes 1,955,241 shares of common stock, par value $0.001 per share, and 220,213 convertible securities that are convertible into common stock, par value $0.001 per share, within 60 days of the filing of this report held by the Jayhawk Private Equity Fund, L.P. and 125,633 shares of common stock, par value $0.001, and 13,657 convertible securities that are convertible into common stock, par value $0.001 per share, within 60 days of the filing of this report held by the Jayhawk Private Equity Co-Invest Fund, L.P.
** Based on 28,393,650 outstanding shares of common stock, par value $0.001 per share, as reported by China Marine Food Group Limited on its Form 10-K filed on March 22, 2010.

CUSIP No.	16943R106

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only) Jayhawk Capital Management, L.L.C. (48-1172612)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,314,744*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,314,744*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,314,744* (see Item 4)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES (See Instructions) [ ] Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.1%**
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO
* Includes 1,955,241 shares of common stock, par value $0.001 per share, and 220,213 convertible securities that are convertible into common stock, par value $0.001 per share, within 60 days of the filing of this report held by the Jayhawk Private Equity Fund, L.P. and 125,633 shares of common stock, par value $0.001, and 13,657 convertible securities that are convertible into common stock, par value $0.001 per share, within 60 days of the filing of this report held by the Jayhawk Private Equity Co-Invest Fund, L.P.
** Based on 28,393,650 outstanding shares of common stock, par value $0.001 per share, as reported by China Marine Food Group Limited on its Form 10-K filed on March 22, 2010.

CUSIP No.	16943R106

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only) Kent C. McCarthy
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,314,744*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,314,744*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,314,744* (see Item 4)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES (See Instructions) [ ] Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.1%**
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN
* Includes 1,955,241 shares of common stock, par value $0.001 per share, and 220,213 convertible securities that are convertible into common stock, par value $0.001 per share, within 60 days of the filing of this report held by the Jayhawk Private Equity Fund, L.P. and 125,633 shares of common stock, par value $0.001, and 13,657 convertible securities that are convertible into common stock, par value $0.001 per share, within 60 days of the filing of this report held by the Jayhawk Private Equity Co-Invest Fund, L.P.
** Based on 28,393,650 outstanding shares of common stock, par value $0.001 per share, as reported by China Marine Food Group Limited on its Form 10-K filed on March 22, 2010.

Item 1(a)	Name of Issuer:

China Marine Food Group Limited

Item 1(b)	Address of Issuer's Principal Executive Offices:

Da Bao Industrial Zone, Shishi City
Fujian, China
362700

Item 2(a)	Name of Person Filing:

This Schedule 13G is being jointly filed by Kent C. McCarthy (“Mr. McCarthy”), Jayhawk Capital Management, L.L.C., a Delaware limited liability company (“JCM”), Jayhawk Private Equity GP, L.P., a Delaware limited partnership (“JPEGP”), Jayhawk Private Equity Fund, L.P., a Delaware limited partnership (“JPEF”), and Jayhawk Private Equity Co-Invest Fund, L.P., a Delaware limited partnership (“JPECF”).

Mr. McCarthy, JCM, JPEGP, JPEF, and JPECF have entered into an Agreement Regarding the Joint Filing of 13G (the “Agreement”) pursuant to which Mr. McCarthy, JCM, JPEGP, JPEF, and JPECF have agreed to file this 13G jointly and in accordance with the provisions of Rule 13d-1(k)(1) of the Securities Exchange Act of 1934, as amended (the “Act”).  A copy of the Agreement is attached hereto as Exhibit A.

Item 2(b)	Address of Principal Business Office or, if None, Residence:

The principal business address of Mr. McCarthy, JCM, JPEGP, JPEF, and JPECF is 930 Tahoe Blvd., 802-281, Incline Village, NV, 89451.

Item 2(c)	Citizenship:

Mr. McCarthy is a citizen of the Unites States of America, JCM is a Delaware limited liability company, JPEGP is a Delaware limited partnership, JPEF is a Delaware limited partnership, and JPECF is a Delaware limited partnership.

Item 2(d)	Title of Class of Securities:

Common Stock, par value $0.001 per share

Item 2(e)	CUSIP Number:

16943R106

Item 3	The Reporting Person is:

Not Applicable

Item 4	Ownership:

Mr. McCarthy is the manager of and controls JCM.  JCM is the general partner of JPEGP and as a result controls JPEGP.  JPEGP is the general partner of JPEF and as a result controls JPEF.  JPEGP is the general partner of JPECF and as a result controls JPECF.  Therefore, Mr. McCarthy, JCM, and JPEGP are

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deemed to be beneficial owners under Rule 13d-3 of the Act of the securities owned of record by JPEF and JPECF and have reported that they share voting power and dispositive power over such securities.

The information below is as of the date of the filing of this report:

(a)  Amount beneficially owned:
1.  Jayhawk Private Equity Fund, L.P.: 2,175,454*
2.  Jayhawk Private Equity Co-Invest Fund, L.P.:  139,290**
3.  Jayhawk Private Equity GP, L.P.: 2,314,744***
4.  Jayhawk Capital Management, L.L.C.: 2,314,744***
5.  Kent C. McCarthy: 2,314,744***

(b)  Percent of class:
1.  Jayhawk Private Equity Fund, L.P.: 7.6%
2.  Jayhawk Private Equity Co-Invest Fund, L.P.: 0.5%
3.  Jayhawk Private Equity GP, L.P.: 8.1%
4.  Jayhawk Capital Management, L.L.C.: 8.1%
5.  Kent C. McCarthy: 8.1%

Percent of class is based on 28,393,650 outstanding shares of common stock, par value $0.001 per share, as reported by China Marine Food Group Limited on its Form 10-K filed on March 22, 2010.

(c)  Number of shares as to which the person has:

(i)       Sole power to vote or to direct the vote:
1.  Jayhawk Private Equity Fund, L.P.: 0
2.  Jayhawk Private Equity Co-Invest Fund, L.P.:  0
3.  Jayhawk Private Equity GP, L.P.: 0
4.  Jayhawk Capital Management, L.L.C.: 0
5.  Kent C. McCarthy: 0

(ii)      Shared power to vote or direct the vote:
1.  Jayhawk Private Equity Fund, L.P.: 2,175,454*
2.  Jayhawk Private Equity Co-Invest Fund, L.P.:  139,290**
3.  Jayhawk Private Equity GP, L.P.: 2,314,744***
4.  Jayhawk Capital Management, L.L.C.: 2,314,744***
5.  Kent C. McCarthy: 2,314,744***

(iii)     Sole power to dispose or to direct the disposition of:  0
1.  Jayhawk Private Equity Fund, L.P.: 0
2.  Jayhawk Private Equity Co-Invest Fund, L.P.:  0
3.  Jayhawk Private Equity GP, L.P.: 0
4.  Jayhawk Capital Management, L.L.C.: 0
5.  Kent C. McCarthy: 0

(iv)    Shared power to dispose or to direct the disposition of:
1.  Jayhawk Private Equity Fund, L.P.: 2,175,454*
2.  Jayhawk Private Equity Co-Invest Fund, L.P.:  139,290**
3.  Jayhawk Private Equity GP, L.P.: 2,314,744***
4.  Jayhawk Capital Management, L.L.C.: 2,314,744***
5.  Kent C. McCarthy: 2,314,744***

* Includes 1,955,241 shares of common stock, par value $0.001 per share, and 220,213 convertible securities that are convertible into common stock, par value $0.001 per share, within 60 days of the filing of this report.
** Includes 125,633 shares of common stock, par value $0.001 per share, and 13,657 convertible securities that are convertible into common stock, par value $0.001 per share, within 60 days of the filing of this report.
*** Includes 1,955,241 shares of common stock, par value $0.001 per share, and 220,213 convertible securities that are convertible into common stock, par value $0.001 per share, within 60 days of the filing of this report held by the Jayhawk Private Equity Fund, L.P. and 125,633 shares of common stock, par value $0.001, and 13,657 convertible securities that are convertible into common stock, par value $0.001 per share, within 60 days of the filing of this report held by the Jayhawk Private Equity Co-Invest Fund, L.P.

2

Item 5	Ownership of Five Percent or Less of a Class:

Not Applicable

Item 6	Ownership of More than Five Percent on Behalf of Another Person:

See response to Item 4 above.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being
Reported on By the Parent Holding Company:

Not Applicable

Item 8	Identification and Classification of Members of the Group:

Not Applicable

Item 9	Notice of Dissolution of Group:

Not Applicable

Item 10	Certification:

By signing below each party certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the parties below certify that the information set forth in this statement is true, complete and correct.

Dated:	May 3, 2010

/s/ Kent C. McCarthy
Kent C. McCarthy

Jayhawk Capital Management, L.L.C.

By:	/s/ Kent C. McCarthy
Name: Kent C. McCarthy
Title: Manager

Jayhawk Private Equity GP, L.P.

By:	Jayhawk Capital Management, L.L.C., Its general partner /s/ Kent C. McCarthy
Name: Kent C. McCarthy
Title: Manager

Jayhawk Private Equity Fund, L.P.

By:	Jayhawk Private Equity GP, L.P. Its general partner /s/ Kent C. McCarthy
Name: Kent C. McCarthy
Title: Manager of Jayhawk Capital Management, LLC, the General Partner of Jayhawk Private Equity GP, L.P.

Jayhawk Private Equity Co-Invest Fund, L.P.

By:	Jayhawk Private Equity GP, L.P. Its general partner /s/ Kent C. McCarthy
Name: Kent C. McCarthy
Title: Manager of Jayhawk Capital Management, LLC, the General Partner of Jayhawk Private Equity GP, L.P.

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Exhibit A

AGREEMENT REGARDING THE JOINT FILING OF SCHEDULE 13G

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the Common Stock, par value $0.001 per share, of China Marine Food Group Limited, and further agree that this Agreement be included as an exhibit to such filings.

In evidence whereof, the undersigned have caused this Agreement to be executed on their behalf this 3rd day of May, 2010.

/s/ Kent C. McCarthy
Kent C. McCarthy

Jayhawk Capital Management, L.L.C.

By:	/s/ Kent C. McCarthy
Name: Kent C. McCarthy
Title: Manager

Jayhawk Private Equity GP, L.P.

By:	Jayhawk Capital Management, L.L.C., Its general partner /s/ Kent C. McCarthy
Name: Kent C. McCarthy
Title: Manager

Jayhawk Private Equity Fund, L.P.

By:	Jayhawk Private Equity GP, L.P. Its general partner /s/ Kent C. McCarthy
Name: Kent C. McCarthy
Title: Manager of Jayhawk Capital Management, LLC, the General Partner of Jayhawk Private Equity GP, L.P.

Jayhawk Private Equity Co-Invest Fund, L.P.

By:	Jayhawk Private Equity GP, L.P. Its general partner /s/ Kent C. McCarthy
Name: Kent C. McCarthy
Title: Manager of Jayhawk Capital Management, LLC, the General Partner of Jayhawk Private Equity GP, L.P.